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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Oplink Communications, Inc.
(Name of Subject Company)

Oplink Communications, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68375Q403
(CUSIP Number of Class of Securities)

Stephen M. Welles
Senior Vice President and General Counsel
46335 Landing Parkway
Fremont, CA 94538
(510) 933-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Scott A. Anthony, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
333 Twin Dolphin Drive
Suite 700
Redwood Shores, CA 94065-1418
(650) 632-4700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Oplink Communications, Inc., a Delaware corporation ("Oplink"). The address of Oplink's principal executive offices is 46335 Landing Parkway, Fremont, CA 94538, and its telephone number is (510) 933-7200.

Securities.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the common stock, par value $0.001 per share, of Oplink (the "Common Stock"). As of November 14, 2014, there were 17,075,394 shares of common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        Oplink is the person filing this Schedule 14D-9 and is the subject company. Oplink's name, address and telephone number are set forth in Item 1 above. Oplink's website is www.oplink.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Koch Optics, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Koch Industries, Inc. ("Parent"), a Kansas corporation, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, including the associated preferred share purchase rights (the "Company Rights," which together with the shares of Common Stock are hereinafter referred to collectively as the "Shares") issued pursuant to the Rights Agreement, dated as of September 18, 2012, as amended on November 18, 2014, between Oplink and Computershare Shareowner Services LLC, as Rights Agent (the "Company Rights Agreement"), at a price of $24.25 per Share (the "Offer Price") net to the selling stockholder in cash, without interest and less any withholding taxes as required by law, upon the terms and conditions set forth in the Offer to Purchase dated November 24, 2014 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the "Schedule TO") filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on November 24, 2014. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 2014 (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and Oplink. The Merger Agreement provides, among other things, that as soon as practicable following the time Purchaser accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the "Completion of the Offer"), Purchaser will be merged with and into Oplink (the "Merger," and together with the Offer and the other transactions contemplated by the Merger Agreement, the "Contemplated Transactions") upon the terms and conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the "DGCL"). As a result of the Merger, the Shares that are not acquired in the Offer, other than the Shares owned by holders who have properly demanded and perfected appraisal rights under Delaware law, would be cancelled and converted into the right to receive an amount equal to the Offer Price, net to the stockholder in cash, without interest and less any withholding taxes as required by law. Following the effective time of the Merger ("Effective Time"), Oplink will continue as an indirect, wholly-owned subsidiary of Parent (Oplink after the Effective Time is sometimes referred to herein as the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

        The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the shares of common stock of Oplink, that together with Shares, if any, then owned by Purchaser, would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of Oplink is one share more than 50% of the number of shares of common stock that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Oplink will be required to consummate the Merger.

        At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share of Oplink, other than Shares accepted for payment in the Offer and any Shares owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any withholding taxes as required by law. In addition, at the Effective Time each holder of an outstanding stock option, whether or not vested, will be entitled to receive an amount in cash, without interest and less the amount of any withholding taxes, equal to the product of the excess, if any, of the Offer Price over the exercise price of such option and the number of Oplink Shares underlying such option. At the Effective Time, each holder of a restricted stock unit, whether or not vested, will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the number of Oplink Shares subject to such restricted stock unit and the Offer Price.

        The obligation of Purchaser to purchase Oplink Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Offer to Purchase, including (i) that there shall have been validly tendered in the Offer (in the aggregate) and not properly withdrawn prior to the expiration date of the Offer that number of Shares that, together with the number of Shares (if any) then owned by Purchaser, equals at least a majority of the Shares then issued and outstanding, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) that the Merger Agreement has not been terminated in accordance with its terms. For a complete list of the conditions to the Offer, please see the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated by reference herein.

        The initial expiration date of the Offer is 12:00 midnight, New York City time, on December 22, 2014, the date that is twenty (20) business days following the commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

        Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Schedule TO states that the business address and telephone number for Parent and Purchaser is 4111 East 37th Street North, Wichita, Kansas 67220. The telephone number of Parent and Purchaser is (316) 828-5500.

        Oplink has made information relating to the Offer available online at www.oplink.com and Oplink has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Schedule 14D-9, to the knowledge of Oplink, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between Oplink or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements between Oplink, Parent and Purchaser

  Merger Agreement

        The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or Oplink. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

  Confidentiality Agreement

        Molex Incorporated ("Molex"), a subsidiary of Parent, and Oplink entered into a confidentiality agreement, dated August 18, 2014 (the "Confidentiality Agreement"), in connection with a potential business combination. Under the Confidentiality Agreement, Molex agreed, subject to certain exceptions, to keep confidential certain information furnished to it and its representatives by or on behalf of Oplink, and to use such information only for purposes of evaluating a transaction with Oplink. The Confidentiality Agreement includes a standstill provision with a term of twelve (12) months that automatically terminates before the expiration of such term if any person or group acquires, or proposes to acquire, 50% of the voting securities of Oplink or assets representing 50% or more of consolidated earnings power of Oplink and its subsidiaries. In addition, the Confidentiality Agreement includes a no solicitation provision, pursuant to which Molex agreed, subject to certain exceptions, for a period of twelve (12) months, not to solicit for employment any officer or senior level employee of Oplink identified during its evaluation of a transaction with Oplink. The Merger Agreement provides that nothing in the Confidentiality Agreement shall restrict any actions expressly contemplated by the Merger Agreement. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated by reference herein.

  Tender and Support Agreement

        Concurrently with the execution and delivery of the Merger Agreement, on November 18, 2014, each of the directors of Oplink entered into a tender and support agreement (the "Tender and Support Agreement") with Parent and Purchaser, pursuant to which each such director agreed, among other things, to tender his or her Shares pursuant to the Offer. As of November 18, 2014, these directors beneficially owned 7.1% of the outstanding shares of common stock of Oplink, excluding Shares subject to Company Options and Company RSUs (both as defined below). Each Tender and Support Agreement terminates in the event the Merger Agreement is terminated. The foregoing description of the Tender and Support Agreement is not complete and is qualified in its entirety by reference to the form of the Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated by reference.

Arrangements between Oplink and its Executive Officers, Directors and Affiliates

        Oplink's executive officers and the members of the board of directors of Oplink (the "Board") may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of Oplink's stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Background of the Offer, Reasons for Recommendation", in reaching its decision to approve the Merger Agreement.

        For further information with respect to the arrangements between Oplink and its executive officers, directors and affiliates described in this Item 3, please also see (i) Amendment No. 1 to Oplink's Annual Report filed on Form 10-K filed with the SEC on October 30, 2014, which is incorporated in its entirety herein, and (ii) "Item 8. Additional Information—Golden Parachute Compensation", which is incorporated into this Item 3 by reference.

  Consideration for Outstanding Shares Pursuant to the Offer

        If the directors and executive officers of Oplink who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other stockholders of Oplink. As of November 18, 2014, the directors and executive officers of Oplink beneficially owned, in the aggregate, 1,321,737 Shares, excluding Shares subject to Company Options and Company RSUs (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 1,321,737 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $32,052,122 in cash pursuant to tenders into the Offer.

  Consideration for Oplink Stock Options

        As of November 18, 2014, Oplink's directors and executive officers held options to purchase 1,196,706 Shares under any stock option or other equity or equity-based plan of Oplink (each, a "Company Option") in the aggregate, of which 1,025,037 were vested and exercisable as of that date, with exercise prices ranging from $10.09 to $20.25. Pursuant to, and as further described in the Merger Agreement, immediately prior to the Effective Time, each unexpired and unexercised Company Option, whether or not then exercisable or vested, shall be cancelled and each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option, a cash payment, less any applicable withholding or other taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to such cancellation, and (ii) the excess, if any, of the Offer Price of $24.25 over the exercise price per Share subject to such Company Option immediately prior to such cancellation (such amounts referred to as the "Option Payments"). If the Company Option has, immediately prior to the cancellation, an exercise price per Share that is equal to or greater than $24.25, then the holder of such cancelled Company Option will receive no Option Payments with respect to that Company Option. Please see the section titled "Item 3. Past Contacts, Transactions, Negotiations and Agreements – Table of Equity Related Payments" below for additional information.

  Consideration for Oplink Restricted Stock Units

        As of November 18, 2014, Oplink's directors and executive officers held outstanding restricted stock units with respect to the Shares (each, a "Company RSU") covering 169,000 Shares in the aggregate. Pursuant to, and as further described in the Merger Agreement, immediately prior to the Effective Time, each Company RSU, whether or not then vested, shall be cancelled and, in exchange, each former holder of any such cancelled Company RSU shall be entitled to receive, in consideration for the cancellation of such Company RSU, a cash payment, less any applicable withholding or other taxes, equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancellation, and (ii) the Offer Price of $24.25 (such amounts referred to as the "RSU Payments"). Please see the section titled "Item 3. Past Contacts, Transactions, Negotiations and Agreements – Table of Equity Related Payments" below for additional information.

  Treatment of Equity Awards held by Directors and Executive Officers

        As discussed above, all Company Options and Company RSUs held by Oplink's directors and executive officers will be cancelled in exchange for the Option Payments and RSU Payments, as applicable. Please see "Item 3. Past Contacts, Transactions, Negotiations and Agreements – Table of Equity Related Payments" below for additional information.

  ESPP

        Each of the executive officers is eligible to participate in Oplink's Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP"). Pursuant to the Merger Agreement, (i) no further offerings will commence under the ESPP following the date of the Merger Agreement, (ii) a new purchase date will be set under the ESPP, which will be the business day immediately prior to the anticipated Effective Time, and (iii) the ESPP will terminate immediately prior to the Effective Time.

  Table of Equity Related Payments

        The following table sets forth the approximate amount of the payments that each of Oplink's directors and executive officers is entitled to receive in connection with the Contemplated Transactions assuming the Effective Time occurs on December 23, 2014. The information in the table assumes that all listed Company Options and Company RSUs remain outstanding immediately prior to

December 23, 2014 and is based on the number of Shares held by the directors and executive officers as of November 18, 2014.

Name	Number of Shares Owned(1)	Cash Consideration for Owned Shares(2)	Shares Subject to Outstanding Company Options(3)	Option Payments for Vested Company Options(4)	Option Payments for Unvested Company Options(4)	Number of Outstanding Company RSUs	RSU Payments for Outstanding Company RSUs(5)	Aggregate Cash Consideration
Directors
Chieh Chang	477,485	$11,579,011	20,285	$160,348	$34,081	4,000	$97,000	$11,870,440
Tim Christoffersen	14,000	$339,500	10,000	$43,819	$34,081	4,000	$97,000	$514,400
Jesse Jack	28,071	$680,722	10,000	$43,819	$34,081	4,000	$97,000	$855,622
Hua Lee	28,000	$679,000	19,428	$116,037	$34,081	4,000	$97,000	$926,118
Executive Officers
Joseph Liu*	669,572	$16,237,121	900,000	$3,676,375	$681,625	75,000	$1,818,750	$22,413,871
Peter Lee	38,750	$939,688	58,251	$341,309	$136,325	22,500	$545,625	$1,962,947
Shirley Yin	33,454	$811,260	61,878	$469,284	$136,325	18,750	$454,688	$1,871,557
River Gong	22,618	$548,487	28,335	$201,240	$68,163	18,000	$436,500	$1,254,390
Stephen Welles	9,787	$237,335	88,529	$862,446	$136,325	18,750	$454,688	$1,690,794

*
Mr. Liu is both a director and an executive officer.

(1)
For the executive officers who participate in the ESPP, this number does not include any Shares that may be purchased in the current offering under the ESPP. Of the 477,485 Shares shown as being beneficially owned by Chieh Chang, 429,200 Shares are held by The Chieh and Lily Chang Trust. Mr. Chang and his wife serve as trustees of that trust.

(2)
Calculated based on (i) the number of owned Shares, multiplied by (ii) the Merger Consideration of $24.25.

(3)
Number shown is the number of Shares subject to outstanding Company Options, whether vested or unvested.

(4)
Calculated based on (i) the number of vested and exercisable Company Options, multiplied by (ii) the difference between the Merger Consideration of $24.25 and the exercise price of the Company Option.

(5)
Calculated based on (i) the number of outstanding Company RSUs, multiplied by (ii) the Merger Consideration of $24.25.

  Section 16 Matters

        Pursuant to the Merger Agreement, Oplink has agreed to take all actions reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Contemplated Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Oplink to be exempt under Rule 16b-3 under the Exchange Act.

  Employment Contracts with the Company

  Joseph Liu, Peter Lee, Shirley Yin, River Gong, and Stephen Welles

        Each of Joseph Liu, Peter Lee, Shirley Yin, River Gong, and Stephen Welles (each, an "Executive" and together, the "Executives") is party to an Executive Corporate Event Agreement ("Corporate Event Agreement") with Oplink. Each Corporate Event Agreement entitles the Executive to certain payments and benefits upon a qualifying termination of employment as further described below.

        Pursuant to the terms of each Corporate Event Agreement, if an Executive's employment is terminated as the result of an "Involuntary Termination Without Cause" (as such term is defined in the Corporate Event Agreement) or a "Voluntary Termination With Good Reason," (as such term is defined in the Corporate Event Agreement) and in either event such termination occurs within the period beginning three (3) months prior to and ending thirteen (13) months following a "Corporate Event" (as such term is defined in the Corporate Event Agreement) which will include the Merger, then, subject to Executive signing and not revoking a separation agreement and release of claims in favor of Oplink, each Executive will be entitled to the following benefits:

  •
  A lump sum cash severance payment equal to:

  •
  In the case of Mr. Liu, Mr. Lee, Ms. Yin and Mr. Welles, one (1) year's annual base salary; and

  •
  In the case of Ms. Gong, one (1) year's annual base salary plus an amount equal to the total sales commissions earned by Ms. Gong in the previous fiscal year.

  •
  The vesting of the Executive's outstanding equity awards (or, in the case of Mr. Liu, his outstanding stock options) will be accelerated, as follows:

  •
  In the case of Mr. Liu, all outstanding stock options will vest in full and in the case of Ms. Yin and Mr. Welles, all outstanding equity awards will vest in full; and

  •
  In the vase of Mr. Lee and Ms. Gong, the unvested portion of equity awards that would normally vest over the next twelve (12) months will become vested.

  •
  The Executive will have up to two (2) years following the date of his or her termination in which to exercise any outstanding stock options or other similar rights to acquire Oplink stock.

  •
  Oplink reimbursement for the premiums necessary to continue the Executive's group health insurance benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for up to twelve (12) months, provided that the Executive timely elects continued group health coverage under COBRA and otherwise qualifies for continued coverage.

        The Corporate Event Agreements entered into with Mr. Lee, Ms. Yin, Ms. Gong and Mr. Welles in September 2008 were initially established with terms of three (3) years. Each Corporate Event Agreement was amended in September 2011 to extend the terms by an additional three (3) years, was again amended in August 2014 to extend the terms by an additional three (3) years, and are not scheduled to expire until September 2017, unless otherwise renewed or replaced. However, if a Corporate Event occurs prior to the end of a three (3) year term, each Corporate Event Agreement will be extended until thirteen (13) months following the Corporate Event, and if an Executive becomes entitled to benefits under the Corporate Event Agreement, the Corporate Event Agreement will be further extended until all benefits have been paid to the individual. Mr. Liu's Corporate Event Agreement, entered into in March 2003, does not have a set term.

        In the event that the severance payments and other benefits payable to the Executive under the Corporate Event Agreement constitute "parachute payments" under Section 280G of Code, and would be subject to the applicable excise tax, then the Executive's severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by the Executive on an after-tax basis of the greatest amount of benefits.

  Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

        The table below contains an estimate of the value of certain material payments and benefits payable, in connection with the Contemplated Transactions, to Oplink's executive officers. Amounts shown in the table are estimates and assume, among other things, that each executive officer of Oplink will have a qualifying termination of his or her employment on December 23, 2014, and the Effective Time occurs on December 23, 2014. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Severance(1)	Healthcare Premiums(2)	Option Payments for Vested Company Options(3)	Option Payments for Unvested Company Options(3)	RSU Payments for Company RSUs(4)	Total
Joseph Liu	$368,000	$18,865	$3,676,375	$681,625	$1,818,750	$6,563,615
Peter Lee	$300,000	$25,960	$341,309	$136,325	$545,625	$1,349,219
Shirley Yin	$300,000	$0	$469,284	$136,325	$454,688	$1,360,297
River Gong	$522,575	$13,493	$201,240	$68,163	$436,500	$1,241,971
Stephen Welles	$300,000	$0	$862,446	$136,325	$454,688	$1,753,459

(1)
Represents the value of the lump sum cash severance payments payable pursuant to the individual's Corporate Event Agreement, as outlined and described above, equal to one (1) year's annual base salary or, in the case of Ms. Gong, one (1) year's base salary plus an amount equal to the total sales commissions earned by Ms. Gong in the previous fiscal year. For purposes of determining Ms. Gong's cash payment, her annual base salary is $240,000 and the total sales commissions earned by Ms. Gong in the previous fiscal year is $282,575.

(2)
Represents the Oplink-paid portion of COBRA premiums pursuant to the individual's Corporate Event Agreement, as outlined and described above. Ms. Yin and Mr. Welles do not participate in Oplink's health plans and therefore are not eligible for these benefits.

(3)
Company Options, whether vested or unvested, will be cancelled in connection with the Merger in exchange for a cash payment. The value above represents the value of Company Options that were vested as of immediately prior to the Effective Time equal to (i) the total number of Shares subject to such vested Company Options immediately prior to such cancellation, multiplied by (ii) the excess of $24.25 over the exercise price per Share subject to such Company Option immediately prior to such cancellation.

(4)
Company RSUs will be cancelled in connection with the Merger in exchange for a cash payment. The value above represents the value of outstanding Company RSUs that are being cancelled on the Effective Time equal to (i) the total number of Shares subject to such Company RSUs immediately prior to such cancellation, multiplied by (ii) $24.25.

  Employee Benefit Matters

        The Merger Agreement provides that during the period from the Effective Time until the first anniversary of the Effective Time, Parent (or its subsidiaries) shall provide to each person who is employed by Oplink (or its subsidiaries) immediately prior to the Effective Time who continues in the employment of the Parent, the Surviving Corporation or any of their respective subsidiaries on or after the Effective Time, compensation and benefits (including severance benefits) that are substantially equivalent in the aggregate to the compensation and benefits provided to such continuing employee immediately prior to the Effective Time, excluding any equity based, change in control, retention, or other special, non-recurring compensation or benefits.

  Director and Officer Exculpation, Indemnification and Insurance

        Oplink is organized under the laws of the State of Delaware. Under Section 145 of the DGCL, Oplink has broad powers to indemnify its directors and officers against certain expenses and liabilities incurred by them by reason of their being a party to any proceeding brought against them by reason of their status as directors or officers.

        Oplink has entered into indemnification agreements with its directors and officers that may require Oplink to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature. Oplink may advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms, which Oplink currently has in place.

        Under the Merger Agreement, Parent and the Surviving Corporation shall for six years after the Effective Time cause the Surviving Corporation to indemnify and hold harmless against any losses incurred in connection with any threatened or actual claim or proceeding, and provide advancement of expenses to, all present and former officers and directors of Oplink or any of its subsidiaries (each, an "Indemnified Person"), to the same extent such Indemnified Persons were indemnified or had the right to advancement of expenses as of the Effective Time by Oplink as currently set forth in Oplink's certificate of incorporation and bylaws and indemnification agreements. Parent has also agreed to cause to be maintained in effect, for six years after the Effective Time, provisions in the certificate of incorporation and bylaws of the Surviving Corporation regarding exculpation, indemnification and advancement of expenses that are no less favorable to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of Oplink in existence as of the Effective Time. From and after the Effective Time, any agreement between any officer or director of Oplink with Oplink regarding indemnification will survive the Merger and will continue in full force and effect in accordance with its terms with respect to matters arising out of acts or omissions prior to the Effective Time.

        Under the Merger Agreement, Oplink is permitted to obtain and fully pay the premium for a policy of directors' and officers' liability coverage for Oplink's existing directors and officers of at least six years from and after the Effective Time with respect to any claim arising from facts or events before the Effective Time, including in respect of the transactions contemplated by the Merger Agreement. Under the Merger Agreement, unless Oplink has purchased a "tail" insurance policy as permitted by the preceding sentence, the Surviving Corporation has agreed to, and Parent agreed to cause the Surviving Corporation to, maintain in full force and effect for a period of at least six years from and after the Effective Time an insurance policy of directors' and officers' liability insurance that is substantially equivalent to the policies maintained by Oplink as of November 18, 2014, with benefits and levels of coverage at least as favorable in the aggregate as that provided under Oplink's existing policies, provided that the cost per annum payable for such insurance policy shall not exceed 300% of the amount per annum Oplink paid in its fiscal year ending June 29, 2014, and if the cost for such insurance policy exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Item 4.    The Solicitation or Recommendation.

        On November 18 , 2014, the Board unanimously, among other things: (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Oplink and its stockholders that Oplink enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Oplink and its stockholders, (iv) resolved that the Merger shall be governed by, and effected without a vote of stockholders pursuant to Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer, and (v) recommended that Oplink's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        The Board unanimously recommends that Oplink's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A copy of the letter to Oplink's stockholders, dated November 24, 2014, communicating the recommendation of the Board, as well as a joint press release, dated November 19, 2014, issued by Oplink and Parent, announcing the Offer, are included as Exhibits (a)(5) and (a)(6) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

        As part of the ongoing evaluation of Oplink's business, Oplink's senior management and Board periodically review and assess Oplink's operations and financial performance, as well as industry conditions that may affect Oplink's long-term strategic goals and plans. The reviews include consideration of potential opportunities to maximize stockholder value, such as business combinations, acquisitions, and other financial and strategic alternatives.

        In May 2013, a representative of Molex attended the B. Riley & Co. investor conference in Santa Monica, California, at which Joe Liu, Chairman and CEO of Oplink, made a presentation regarding Oplink's business and strategy. The Molex representative introduced himself to Mr. Liu after his presentation and discussed Oplink's business.

        On October 22, 2013, a member of Molex's corporate development team met with a representative of Oplink to discuss the potential co-development of certain products. The parties determined to continue discussion of this potential commercial relationship.

        On November 13, 2013, a representative from Molex visited Oplink's Fremont, California headquarters and met with Peter Lee, Oplink's President and Chief Operating Officer, to discuss potential co-development opportunities, Oplink's business in general and whether Oplink would have any interest in exploring an acquisition of Oplink by Molex. Mr. Lee responded that Oplink was not for sale, but was interested in continuing discussions regarding the co-development of products. The parties did not pursue these co-development activities following this meeting.

        In March 2014, members of Molex's management team met with members of Oplink's management team at the OFC industry conference in San Francisco, California and discussed their respective businesses and strategies. The representatives did not discuss any potential acquisition of Oplink at this time.

        On July 14, 2014, certain stockholders of Oplink filed a Schedule 13D disclosing that they had acquired approximately 6.2% of Oplink's outstanding common stock. These stockholders also publicly disclosed their desire to engage with management to discuss steps they believed would increase stockholder value, including that Oplink undertake a strategic sale of the Oplink Connected business.

        In late July 2014, Mr. Liu received a call from the general manager of Molex's Global Fiber Optic division regarding the possibility of a business combination with Molex. The representative of Molex requested a meeting with Mr. Liu to discuss Molex's continued interest in acquiring Oplink.

        On July 29, 2014, Oplink announced a number of initiatives to enhance stockholder value and provided a preview of its fourth quarter fiscal year 2014 results and guidance for the first quarter of fiscal year 2015.

        In mid-August 2014, representatives of Molex invited Mr. Liu to visit Molex's Fiber Optic Business Unit in Downers Grove, Illinois to discuss further a potential business combination. On August 18, 2014, Oplink and Molex entered into a non-disclosure agreement to allow for the sharing of confidential information in connection with the planned discussions.

        On August 21, 2014, Mr. Liu and Erika Chang, Oplink's Vice President of Sales for EU, Canada and Japan, visited Molex's Fiber Optic Business Unit and met with members of Molex's management to discuss Oplink's business and strategy, as well as the potential for a business combination. At this meeting, Oplink provided the representatives of Molex with the 8/21 Projections for Fiscal Year 2015. For a detailed discussion of the 8/21 Projections for Fiscal Year 2015, see the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information". These projections were prepared by Oplink management solely for purposes of discussion and negotiation with Molex and had not been reviewed or approved by the Board.

        During the week of September 7, 2014, representatives of Molex toured Oplink's facilities in China and Taiwan with representatives of Oplink. During the first two weeks of September 2014, representatives of Molex and Oplink continued informal communications regarding a potential business combination.

        On September 9, 2014, our Board met and discussed a possible transaction between Oplink and Molex. Representatives of Covington & Burling LLP, our outside counsel, which we refer to as Covington, reviewed with the Board its fiduciary duties generally and in the context of a potential transaction with Molex. In connection with such potential transaction, the Board considered the desirability of retaining a financial advisor to assist it in evaluating any proposal Molex might make. The Board discussed that it had not determined to engage in a sale process, and, absent a compelling proposal by Molex, would not otherwise seek potential alternative sale transactions. The Board then authorized management to continue to meet with representatives of, and provide information to, Molex.

        On September 16, 2014, representatives of Oplink delivered the 9/16 Projections for the Five Fiscal Years Ending 2019 to Molex, in anticipation of a meeting the following day. For a detailed discussion of the 9/16 Projections for the Five Fiscal Years Ending 2019, see the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information". The projections were prepared by Oplink management solely for purposes of discussion and negotiation with Molex and had not been reviewed or approved by the Board.

        On September 17, 2014, representatives from Parent and Molex met with representatives of Oplink in Fremont, California to discuss certain financial and legal matters and to tour Oplink's Fremont facility. Oplink's representatives reviewed the 9/16 Projections for the Five Fiscal Years Ending 2019 with Molex at this meeting.

        On September 24, 2014, Molex delivered to Oplink a written indication of interest that included a proposal to acquire Oplink, on terms and conditions to be agreed, for $21.25 per Share. Molex indicated in its indication of interest that it expected Oplink would transact exclusively with Molex and that Molex would not participate in anything other than an exclusive transaction process.

        Later in the day on September 24, 2014, at a previously scheduled Board meeting, management reviewed for the Board the Molex indication of interest. Representatives of Cowen & Company, LLC, which we refer to as Cowen, at the Board's request, provided a review of the industry, and a review of certain of Oplink's trading multiples relative to industry peers. Representatives of Cowen also provided a brief overview of Molex. Mr. Liu shared a presentation previously provided to Molex, the purpose of which was to facilitate negotiations with Molex, which presentation included the 9/16 Projections for the Five Fiscal Years Ending 2019. The Board requested representatives of Cowen to prepare a preliminary analysis of the Molex proposal and management to prepare financial projections reflecting management's best estimates of the future financial performance of Oplink to be approved by the Board to use in evaluating the Molex proposal and Oplink's longer term financial outlook. The Board then approved the engagement of Cowen, which had been previously engaged by Oplink to assist with the sale of the Oplink Connected business and to provide strategic advice in connection with the July 14, 2014 Schedule 13D filing by certain stockholders, as Oplink's financial advisor in connection with any strategic transaction involving Oplink. Later that day, Mr. Liu contacted a representative of Molex to indicate that our Board would need additional time to review Molex's proposal.

        On September 25, 2014, Mr. Liu notified representatives of Molex that Cowen had been engaged as financial advisor to Oplink in connection with the proposed transaction. On the next day, representatives of Cowen contacted representatives of Molex to confirm that our Board would need additional time to review Molex's proposal and indicated that they expected to provide additional feedback to Molex during the week of October 6, 2014.

        At a Board meeting held on September 29, 2014, Oplink's management presented to the Board the Base Case Projections. Management indicated that these "base case" projections represented management's best estimates of the future financial performance of Oplink, based on information available at the time. Management also reviewed the Best Case Projections, which reflected more aggressive assumptions as to future growth and were generally consistent with the projections previously furnished to Molex, and the Downside Case Projections, which reflected a downside scenario based upon lower growth for the business. After discussion, the Board approved the Base Case Projections as the best estimates of the future financial performance of Oplink, based upon information available at the time. For a detailed discussion of the projections reviewed with the Board at the September 29, 2014 meeting, see the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information". The Board directed Cowen to use the Base Case Projections in its financial analyses to be next presented to the Board.

        On October 1, 2014, our Board held a meeting at which Cowen delivered a presentation that included preliminary valuation analyses of Oplink based on several different metrics, and a preliminary list of potential strategic and financial buyers that Cowen might contact as part of a market check. The Board also reviewed the 10/6 Projections for Fiscal Year 2015, which were the projections for fiscal year 2015 updated to reflect Oplink's actual results from the first quarter of fiscal year 2015 that had become available to Oplink management. For a detailed discussion of the 10/6 Projections for Fiscal Year 2015, see the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information". Representatives of Cowen also reviewed with the Board the Molex proposal, and the Board considered the proposal in light of Cowen's preliminary valuation analyses, Oplink's stand-alone prospects and its strategic alternatives. After consideration, the Board determined that the price proposed by Molex significantly undervalued Oplink, and directed representatives of Cowen and management to further discuss Oplink and its business prospects with representatives of Molex in an effort to procure an improved proposal.

        On October 6, 2014, representatives of Cowen held a meeting with representatives of Molex to discuss Oplink's expected financial performance for its current fiscal year and potential valuation in the potential transaction. The Cowen representatives indicated that Molex would be required to increase its offer price to continue discussions with Oplink. At this meeting, representatives of Molex were presented with the 10/6 Projections for Fiscal Year 2015.

        On October 7, 2014, representatives of Oplink met with representatives of Molex to discuss the 10/6 Projections for Fiscal Year 2015.

        At an October 8, 2014 Board meeting, after considering Cowen's update on its discussions with representatives of Molex and Cowen's review of Oplink's trading history, trading multiples of selected companies and precedent transactions, the Board directed management to respond to Molex's proposal and to indicate that the Board would be willing to consider a sale transaction at $27 per Share. The Board asked management and Cowen to continue discussions with Molex to explain the Board's valuation perspective and the assumptions behind the valuation proposal. The Board also considered the status of Oplink's publicly disclosed strategic review process involving the Oplink Connected business and concluded that Oplink's stockholders should be compensated for any amount Oplink might receive in connection with the ultimate disposition of Oplink Connected.

        On October 9, 2014, Oplink delivered a letter from Mr. Liu to Molex indicating that the Board believed Oplink was worth $27 per Share, offering to meet with Molex to explain the methodology and indicating that any price would also need to reflect any amount Oplink might receive in connection with the ultimate disposition of the Oplink Connected business. The letter also indicated that Oplink would not agree to exclusive negotiations with Molex. Between October 9, 2014 and October 17, 2014, representatives of Cowen held conversations with representatives of Molex regarding the valuation of Oplink.

        On October 17, 2014, Molex delivered to Oplink a written proposal indicating that it was prepared to offer $24 per Share to acquire all of Oplink, including the Oplink Connected business, and that Molex was prepared to move quickly through due diligence and contract negotiation in order to sign a definitive agreement. The proposal indicated that Molex would consider a potential increase in the price payable to Oplink shareholders if the Oplink Connected business was sold before a definitive agreement with Molex was signed; however, Molex suggested that the offer price might be reduced if Molex was required to assume responsibility for the Oplink Connected business. The indication of interest reiterated Molex's requirement that it would participate in discussions and negotiations only on an exclusive basis. However, Molex indicated that it would permit Oplink the opportunity, subject to certain restrictions, to consider unsolicited competing proposals following entry into a definitive agreement.

        The Board met on October 20, 2014 to consider Molex's $24 per Share proposal. At that meeting, representatives of Cowen reviewed and discussed with the Board the key terms of the proposal and a preliminary financial analysis of Oplink based upon the Board-approved Base Case Projections, and management of Oplink, representatives of Cowen and the Board discussed potential strategic and financial parties who they considered to be the most likely to be interested in pursuing a potential transaction with Oplink. Representatives of Covington again reviewed with the Board its fiduciary duties. The Board authorized representatives of Cowen and management to continue discussions with representatives of Molex and also to reach out to four strategic and four financial buyers to gauge their interest in pursuing a potential transaction with Oplink. The selected group represented Cowen's, management's and the Board's view of the parties most likely to be interested in pursuing a transaction with Oplink because the strategic buyers are all in Oplink's industry and the financial buyers had all made acquisitions in the industry and, consequently, were expected to be familiar with Oplink.

        Between October 20 and October 22, 2014, representatives of Molex and Cowen held multiple discussions to clarify a number of items in Molex's October 17th proposal.

        On October 23, 2014, our Board held a meeting to consider the preliminary results of Cowen's outreach to the potential financial and strategic buyers. Representatives of Cowen indicated that the initial feedback received suggested that it would be difficult for any of those parties to match or exceed the price and multiples implied by Molex's October 17 proposal. Together with management and representatives of Cowen, the Board also considered the merits of expanding the outreach to include additional potential financial and strategic buyers and the risks associated therewith, including the potential for leaks and the concern that based upon Molex's earlier indications, Molex might not participate in a competitive process and would terminate discussions and withdraw its proposal. The Board authorized Cowen to contact one additional potential strategic buyer. The Board also considered that Oplink would continue to be free to consider any proposals made by any of the parties contacted by Cowen during the period it was negotiating with Molex and that any agreement with Molex regarding a potential sale of Oplink would ultimately allow for interested third parties to make unsolicited proposals to acquire Oplink. At the conclusion of the meeting, the Board directed representatives of Cowen to relay to Molex the Board's willingness to continue discussions on the basis of Molex's proposal, which occurred later in the day on October 23, 2014. Subsequently, Molex delivered a proposed schedule for conducting on-site visits, due diligence and negotiating definitive agreements.

        From October 24, 2014 through November 18, 2014, representatives of Molex and Parent visited our facilities in Asia and the U.S., met with several of our employees and reviewed information provided by us as part of Molex's due diligence process. While those meetings were taking place, on October 28, 2014, our Board held a meeting at which representatives of Cowen and Covington were present. At this meeting, representatives of Cowen reviewed the status of Cowen's efforts to sell Oplink Connected and provided a summary of the two proposals it had received. The Board discussed the proposals, the timing of such transactions and the ability of Oplink to negotiate the sale of Oplink Connected and Oplink as a whole and the potential impact of the proposals to acquire the Oplink Connected business on the negotiations with Molex. The Board concluded that the potential value presented by the Oplink Connected proposals was disappointing and that continuing to pursue the potential Oplink Connected transactions on a parallel track with the potential Molex transaction could increase the risk of not executing the Molex transaction on the timeline required by Molex. Accordingly, the Board determined that Oplink's management and advisors should focus on negotiating the terms of the Molex transaction and delay further action at that time on any Oplink Connected transactions. Representatives of Cowen also updated the Board on Cowen's discussions with the selected group of potential buyers of Oplink, and indicated that these discussions suggested it was unlikely that any of the potential buyers contacted would make a proposal to acquire Oplink at a price higher than that proposed by Molex. Of all of the parties contacted, only one potential strategic buyer expressed an interest in obtaining information and none expressed a desire to enter into a confidentiality agreement. The one strategic buyer that expressed an interest in obtaining information also expressed concerns about valuation and its ability to consummate a transaction. The Board considered the likelihood of such buyer being able to consummate an acquisition to be low and viewed such buyer's interest in obtaining financial information as an attempt to gain information about a competitor and, consequently, did not authorize disclosure of confidential information to such party.

        On October 30, 2014, Oplink announced its financial results for the first quarter of fiscal year 2015.

        On October 31, 2014, Latham & Watkins LLP, which we refer to as Latham & Watkins, counsel for Molex, delivered a draft of the Merger Agreement to Oplink and its counsel. The draft Merger Agreement provided for the acquisition of Oplink through a tender offer to be followed by a merger without a vote of Oplink's stockholders as permitted under Delaware law, provided Oplink the ability, subject to certain restrictions, to consider and respond to unsolicited competing proposals following the announcement of the transaction, included the payment of a termination fee of $18 million as a non-exclusive remedy if the agreement was terminated to accept a superior proposal, the reimbursement of expenses of up to an additional $5 million in the event the Merger Agreement was terminated in certain circumstances and included a condition to its obligation to close that no condition exists that would be reasonably expected to shut down a material portion of Oplink's Zhuhai facility for 60 consecutive days. Additionally, Latham & Watkins provided a draft tender and support agreement, pursuant to which the directors and officers of Oplink would commit to tender any Shares they owned pursuant to the Offer.

        On November 5, 2014, our Board held a meeting at which representatives of Covington reviewed with the Board the material contractual terms of the proposed Merger Agreement and representatives of Cowen and management reported on Molex's due diligence process. As part of the discussion, the Board directed Covington to continue negotiating the terms of the proposed Merger Agreement, with a particular emphasis on maximizing the certainty of closing the transaction following its announcement, ensuring that Oplink would be permitted to consider unsolicited alternative proposals and seeking to minimize any fees payable to Molex in connection with the termination of the Merger Agreement. Also during the meeting, management discussed with the Board its improved business outlook for the remainder of fiscal year 2015. The Board requested management to prepare updated financial projections for fiscal year 2015. The Board also discussed the increase in Oplink's stock price following the announcement of its strong quarterly results and outlook for the second quarter of fiscal year 2015.

        On November 6, 2014, representatives of Covington delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins, reflecting the discussions with the Board.

        On November 10, 2014, our Board held a meeting, at which representatives of Cowen and Covington were present. Management reviewed the projections for fiscal year 2015, which it proposed to make available to Molex and which were subsequently incorporated into the 11/13 Projections for the Six Fiscal Years Ending 2020, which are described in additional detail in the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information", and the potential impact on the value of Oplink. After discussion of the projections for fiscal year 2015, the Board asked management to review further the projections for fiscal years 2016-2020 to determine whether additional updates would be required. For a detailed discussion of the projections for fiscal year 2015 incorporated into the 11/13 Projections for the Six Fiscal Years Ending 2020, see the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information". The Board directed representatives of Cowen to (i) discuss with representatives of Parent and Molex Oplink's earnings announcement with respect to the first fiscal quarter of fiscal year 2015, and management's updated projections and (ii) propose again a $27 per share offer price.

        Between November 10 and November 14, 2014, representatives of Oplink, Cowen, Covington, Molex, Parent and Latham & Watkins met on multiple occasions at Latham & Watkins' offices in San Francisco to negotiate the Merger Agreement. During these meetings, representatives of Oplink and Covington conveyed, among other things, Oplink's objective of maximizing the certainty of Parent's obligation to close in the event of a transaction. Subsequently, Parent advised Oplink and Covington that Molex would not be the parent entity in the merger. Rather, in response to Oplink's desire for closing certainty, Molex would be replaced by its ultimate corporate parent, Parent.

        Representatives of Cowen met with representatives of Parent on the morning of November 11, 2014 to discuss the valuation of Oplink and seek an improved offer price. Prior to this meeting, representatives of Cowen provided representatives of Parent with the projections for fiscal year 2015 that are part of the 11/13 Projections for the Six Fiscal Years Ending 2020. During such discussions, Cowen indicated that the Board would be willing to accept an offer price of $27 per Share. Representatives of Parent indicated that $27 per share was out of the question, but that Parent would evaluate its proposal in light of all of the information it had received and the open issues in the Merger Agreement.

        On November 13, 2014 our Board held a meeting, at which representatives of Cowen and Covington were present, and at which our Board reviewed and approved Oplink's 11/13 Projections for the Six Fiscal Years Ending 2020, which are described in additional detail in the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information" and directed Cowen to use the 11/13 Projections for the Six Fiscal Years Ending 2020 in its financial analyses to be presented to the Board.

        On November 15, 2014, during a meeting between representatives of Parent and Cowen, Parent increased its price to $24.25 per Share and reduced its proposed termination fee to $15,500,000. As part of its revised proposal, Parent also required a condition to its obligation to close that no condition exist that would reasonably be expected to shut down a material portion of Oplink's Zhuhai, China facility for 90 consecutive days. That evening, the Board held a meeting, at which representatives of Cowen and Covington were present, to evaluate the revised proposal and the terms of the proposed transaction. Covington reviewed with the Board the current status of the Merger Agreement. The Board directed Cowen to respond to Molex that it would be willing to continue negotiating toward a definitive agreement based on a $24.25 per Share price but subject to agreement being reached on, among other things, the specific triggers for a Company Material Adverse Effect occurring at the Zhuhai facility, the removal of any expense reimbursement requirement on the part of Oplink, and Parent's agreement that receipt of the termination fee would be its exclusive remedy against Oplink.

        On November 16, 2014, the parties and their representatives discussed the open issues in the Merger Agreement. During this conversation, representatives of Parent conceded that the termination fee, when paid, would be Parent's exclusive remedy against Oplink, and that Parent would not be entitled to expense reimbursement in the event that the Merger Agreement was terminated as a result of the failure of the Minimum Condition or the failure of Oplink to materially comply with its covenants. Parent also indicated that, although it would require that the definition of Company Material Adverse Effect explicitly cover a material shut-down in operations at Oplink's Zhuhai facility, Parent was willing to agree to Oplink's proposed description of the events that would trigger a Company Material Adverse Effect, including that the Zhuhai facility must be shut down at the time the Offer expires, the expected period of the shut-down must be at least 90 consecutive days and a work stoppage must not be the cause of the shut-down. However, in exchange for the concessions made by Parent, the increased Offer Price and the reduced termination fee, Parent would require that Oplink agree that certain representations and warranties would be measured at the "criminal penalty" standard for purposes of the closing condition, rather than only a Company Material Adverse Effect standard.

        On the morning of November 17, 2014, representatives of Latham & Watkins circulated a draft of the Merger Agreement reflecting the November 16th discussions.

        On the afternoon of November 17, 2014, our Board met with representatives of Cowen and Covington in attendance. During this meeting, representatives of Covington reviewed the status of the Merger Agreement negotiations with Parent. Covington also reviewed with the Board materials previously distributed relating to the terms of the Merger Agreement.

        Throughout the day on November 18, 2014, representatives of Oplink and Parent (together with Covington and Latham & Watkins) worked to finalize the Merger Agreement and the related disclosure schedules. On the afternoon of November 18, 2014, representatives of Parent advised Oplink's representatives that Parent's board of directors had unanimously approved the Merger Agreement, including the Offer and the Merger. Later that afternoon, our Board met again with representatives of Cowen and Covington in attendance. At this meeting, Covington reviewed with the Board the terms of the Merger Agreement. Also at this meeting, Cowen reviewed with the Board its financial analyses of the Offer Price, which are described under "Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC" and delivered to the Board an oral opinion, which it confirmed by delivery of a written opinion dated November 18, 2014, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the Offer Price to be received by the stockholders of Oplink pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Cowen, which describes, among other things, the assumptions made, procedures followed, other matters considered and limit of review by Cowen, is attached as Annex I.

        The Board then, by unanimous vote, (i) determined that the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of, Oplink and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected as soon as practicable following the acceptance for payment of Shares in the Offer without a vote of Oplink's stockholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommend that Oplink's stockholders accept the Offer and tender their Shares to the Purchaser in response to the Offer.

        Late in the evening on November 18, 2014 Oplink, Parent and Purchaser executed and delivered the Merger Agreement and each director executed a tender and support agreement. The parties issued a joint press release on the morning of November 19, 2014 announcing the Merger Agreement.

        On November 21, 2014, the stockholders that had previously announced the acquisition of Oplink shares and sought to engage with management filed an amendment to their Schedule 13D in which they disclosed the termination of the joint filing agreement and disclosing that they had sold substantially all of the Oplink shares that they had previously beneficially owned.

        On November 24, Purchaser commenced the Offer in accordance with the Merger Agreement.

Reasons for Recommendation

        In evaluating the Merger Agreement, the Board consulted with Oplink's senior management, its outside legal advisor, and Oplink's financial advisor, Cowen. In the course of making the determination that the Merger Agreement, including the Contemplated Transactions, is advisable and fair to, and in the best interests of, Oplink and its stockholders and to recommend that Oplink's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors and benefits of the Offer and the Merger. As a result, for the reasons set forth below, the Board recommends that Oplink's stockholders tender their Shares in response to the Offer:

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  Value and Form of Merger Consideration.  The value and form of the consideration offered by Parent, including:

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  the $24.25 price per Share to be received by the holders of Oplink's Common Stock in the Offer and the Merger;

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  the premium represented by the consideration to be offered to the holders of Oplink's Common Stock in the Offer and the Merger, based on the closing price per share on November 18, 2014 and the historical trading averages for the price per share of Oplink's Common Stock. The Offer Price represents a 26% premium to the average closing price for the 30 days prior to the announcement and a 14% premium to the closing price on November 18, 2014. The Offer Price represents a 33%, 36%, and 38% premium to the volume weighted average purchase prices for the three, six, and 12 month periods, respectively, ending on November 17, 2014, and a 98% premium and 10% premium to the low and high trading prices, respectively, over the three year period ending November 17, 2014; and

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  the Offer Price is to be paid entirely in cash, which provides certainty, immediate value and liquidity to stockholders. The Board considered, and discussed with Oplink's management, Oplink's current business and financial plans, including the risks and uncertainties associated with achieving and executing upon Oplink's business plan, the impact of general market trends on Oplink's sales, as well as the general risks of market conditions that could reduce Oplink's stock price. The Board believed this certainty of value was compelling compared to the long-term value creation potential of Oplink's business taking into account the risks of remaining independent and pursing Oplink's current business and financial plans.

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  Financial Analyses and Opinion of Cowen.  The financial analyses presented to the Board by Cowen with respect to the Contemplated Transactions and the opinion of Cowen to the effect that and subject to the various assumptions and limitations set forth therein, as of the date of the opinion, the Offer Price to be received by the stockholders of Oplink pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders, as more fully described below under the section titled "Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC."

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  Volatility and Cyclical Nature of Industry.  The uncertainty regarding Oplink's business given the cyclical nature of the optical components industry.

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  Arm's Length Negotiations with Acquiror.  The Merger Agreement was the product of extensive arms' length negotiations, including Parent's multiple increases in the price that it was willing to pay.

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  Ability of Parent and Purchaser to Pay Merger Consideration with No Financing Condition.  The Board considered the financial wherewithal of Parent and Purchaser (and Parent and Purchaser's representation to such effect), and the Board's comfort that Parent and Purchaser have all of the funds necessary to consummate the Offer and the Merger and that the Offer and the Merger are not subject to a financing condition.

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  Likelihood of Completion.  The reasonable likelihood of the consummation of the Contemplated Transactions in light of the Board's determination that a transaction with Parent did not present any significant competition issues, the conditions to Purchaser's obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger effected pursuant to Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the consummation of the Offer. The Board also considered Parent's past record of completing transactions promptly.

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  Available Alternatives; Results of Discussions with Selected Third Parties.  The possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another buyer, or continuing to operate as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to Oplink's stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the likelihood that such alternatives could present superior opportunities for Oplink to create greater value for its stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Board also considered the results of the process conducted by the Board prior to approval of the Merger Agreement, with the assistance of Oplink's management and its financial and legal advisors, to evaluate strategic alternatives, including the results of discussions with certain third parties regarding their interest in a business combination with Oplink, as well as the ability under the Merger Agreement of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire Oplink at a price in excess of the Offer Price, given that third parties reached out to by Cowen have not expressed interest or did not appear likely to express interest to acquire Oplink at a price higher than the Offer Price. The Board also considered the likelihood that interested parties would have contacted Oplink following the public disclosure of a known activist shareholder acquiring shares of Common Stock and the lack of interest following such event.

  •
  Majority Support of Stockholders Required.  Consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of shares such that Parent will own at least a majority of the outstanding shares of Oplink's Common Stock immediately following closing of the Offer.

  •
  Unsolicited Bona Fide Acquisition Proposals.  Subject to certain conditions and limitations set forth in the Merger Agreement, Oplink may respond to, discuss and negotiate competing proposals from third parties.

  •
  Fiduciary Out.  In the event Oplink receives a superior proposal from a third party, the Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, and terminate the Merger Agreement to enter into a superior proposal, if Oplink is not in breach of its non-solicitation obligations under the Merger Agreement and the Board determines in good faith, after consultation with outside legal counsel and Cowen, that the failure to do so would be inconsistent with its fiduciary duties under applicable law and pays Parent a termination fee.

  •
  Timing of Completion.  The Board considered the anticipated timing of the Contemplated Transactions and the fact that the Contemplated Transactions can often be completed more promptly than would have been the case with a merger alone, meaning that all stockholders are likely to receive the Offer Price for their Shares promptly.

  •
  Availability of Appraisal Rights.  Delaware law provides statutory appraisal rights under the DGCL for Oplink's stockholders who do not tender their shares in the Offer and who otherwise comply with the statutory requirements of the DGCL.

  •
  Discussions with Stockholders.  Discussions with and prior actions taken by certain stockholders of Oplink, including stockholders who could be considered activist stockholders, indicating their strong preference that Oplink return more cash to its stockholders and take various strategic actions.

        The Board also considered a variety of uncertainties and risks and other potentially negative factors in its evaluation of the Merger Agreement and the Contemplated Transactions, including, but not limited to, the following:

  •
  Effect of Public Announcement.  Possible effects of the Contemplated Transactions on Oplink's stock price, liquidity, customer relationships and employee retention.

  •
  Challenges of Combining Two Entities.  The challenges of combining the two companies generally, including the likelihood of a successful integration of the companies and differences in cultures and business management philosophies.

  •
  Significant Costs Involved.  The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger, and the related disruption to Oplink's operations.

  •
  No Solicitation of Acquisition Proposals.  Under the terms of the Merger Agreement, Oplink is prohibited from soliciting any other acquisition proposals.

  •
  Termination Fee.  Under the terms of the Merger Agreement, Oplink is obligated to pay a termination fee equal to $15,500,000 in the event that the Merger Agreement is terminated in certain circumstances, including if Oplink terminates the Merger Agreement to accept a superior offer.

  •
  Loss of Ability to Participate in the Future Growth Oplink.  Stockholders of Oplink who tender their Shares or have their Shares converted to cash in connection with the Merger will not participate in any future earnings or growth of Oplink and will not benefit from any future appreciation in the value of Oplink.

  •
  Tax Treatment.  The receipt of cash by stockholders of Oplink will be taxable transactions.

  •
  Potential Conflicts of Interest of Officers and Directors.  See discussion above in "Item 3—Arrangements between Oplink and its Executive Officers, Directors and Affiliates", which is incorporated herein by reference.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but rather includes the material reasons the Board believed in the aggregate supported its decision. In light of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of Cowen and Company, LLC

        Pursuant to an engagement letter dated as of September 15, 2014, Oplink retained Cowen to act as its exclusive financial advisor in connection with the Contemplated Transactions and to render an opinion to the Board as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Oplink Common Stock pursuant to the Merger Agreement.

        On November 18, 2014, Cowen delivered its opinion to the Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the Offer Price to be received by the stockholders of Oplink pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Cowen, dated November 18, 2014, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference. Holders of Oplink Common Stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen's analyses and opinion were prepared for and addressed to the Board and are directed only to the fairness, from a financial point of view, of the Offer Price to be received by the stockholders of Oplink pursuant to the Merger Agreement. Cowen's opinion is not a recommendation to any stockholder of Oplink or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the transaction or otherwise.

        In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

  •
  a draft of the Merger Agreement dated November 18, 2014;

  •
  certain publicly available financial and other information for Oplink and certain other relevant financial and operating data furnished to Cowen by the management of Oplink;

  •
  certain internal financial analyses, financial forecasts, reports and other information concerning Oplink (the "Oplink Forecasts"), prepared by the management of Oplink;

  •
  discussions Cowen had with certain members of the management of Oplink concerning the historical and current business operations, financial condition and prospects of Oplink and such other matters Cowen deemed relevant;

  •
  certain operating results of Oplink as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

  •
  the reported price and trading histories of the shares of Oplink common stock as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

  •
  certain financial terms of the transaction as compared to the financial terms of certain selected business combinations Cowen deemed relevant;

  •
  based on the Oplink Forecasts, the unlevered free cash flows expected to be generated by Oplink as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples Cowen deemed appropriate;

  •
  the implied purchase price for the shares of Oplink common stock in a leverage buyout of Oplink based on the Oplink Forecasts and assumptions Cowen deemed appropriate regarding indebtedness incurred, required rates of return for investors and exit multiples Cowen deemed appropriate; and

  •
  such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of this opinion.

        In conducting its review and arriving at its opinion, Cowen, with the Board's consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Oplink or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the management of Oplink as to the existing products and services of Oplink and the viability of, and risks associated with, the future products and services of Oplink. In addition, Cowen did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of Oplink. Cowen further relied upon Oplink's representation that all information provided to it by Oplink was accurate and complete in all material respects. Cowen, with the Board's consent, assumed that the Oplink Forecasts which Cowen examined were reasonably prepared by the management of Oplink on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of Oplink, and that such forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Oplink Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date of its opinion.

        Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Oplink, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of Oplink, Parent or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen's opinion does not address any legal, tax or accounting matters related to the Merger Agreement or the Contemplated Transactions, as to which it assumed that Oplink and the Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Cowen's opinion addressed only the fairness, from a financial point of view, of the Offer Price to be received by the stockholders of Oplink pursuant to the Merger Agreement.

        Cowen expressed no view as to any other aspect or implication of the Contemplated Transactions or any other agreement, arrangement or understanding entered into in connection with the Contemplated Transactions or otherwise. Cowen's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaims any responsibility to do so.

        In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Contemplated Transactions will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Contemplated Transactions.

        Cowen's opinion is not a recommendation to any stockholder of Oplink or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the Contemplated Transactions or otherwise. Cowen was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision to effect the Contemplated Transactions or the relative merits of the Contemplated Transactions as compared to other business strategies or transactions that might be available to Oplink. In addition, Cowen has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of Oplink's officers, directors or employees, or class of such persons, relative to the Offer Price to be received by the holders of Oplink Common Stock pursuant to the Merger Agreement. Furthermore, Cowen expressed no view as to the price or trading range of Oplink common stock at any time.

  Summary of Material Financial Analyses

        The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Oplink the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Oplink.

        In performing the financial analyses summarized below, Cowen utilized and relied upon Oplink's 11/13 Projections for the Six Fiscal Years Ending 2020 and the Free Cash Flow Projections, each of which is described in additional detail below in the section titled "Item 4. The Solicitation or Recommendation—Projected Financial Information".

        Transaction Overview.    For informational purposes only, Cowen reviewed the closing prices of Oplink Common Stock on various days and over various periods from November 18, 2011 to November 17, 2014. The table below illustrates the stock prices for those days and periods and the premium implied by the Offer Price of $24.25 per share of Oplink Common Stock to the historical stock prices.

	Historical Stock Price	Premium Implied by Offer Price
November 17, 2014	$21.39	13.4%
1 month ending on November 17, 2014 (Spot)	$16.98	42.8%
3 months ending on November 17, 2014 (Spot)	$19.11	26.9%
6 months ending on November 17, 2014 (Spot)	$16.19	49.8%
12 months ending on November 17, 2014 (Spot)	$15.80	53.5%
3 years ending on November 17, 2014 (Spot)	$16.62	45.9%
High (3 years ending on November 17, 2014)	$21.98	10.3%
Low (3 years ending on November 17, 2014)	$12.28	97.5%
1 month ending on November 17, 2014 (Average)	$19.08	27.1%
3 months ending on November 17, 2014 (Average)	$18.29	32.6%
6 months ending on November 17, 2014 (Average)	$17.86	35.8%
12 months ending on November 17, 2014 (Average)	$17.55	38.2%
3 years ending on November 17, 2014 (Average)	$16.83	44.1%

        Analysis of Selected Publicly Traded Companies.    To provide contextual data and comparative market information, Cowen compared selected historical operating and financial data and ratios for Oplink to the corresponding data and ratios of certain other companies in the optical components industry (referred to as the "Selected Companies") whose securities are publicly traded and which Cowen believes have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of Oplink. These companies were:

  •
  Alliance Fiber Optic Products, Inc.

  •
  Applied Optoelectronics, Inc.

  •
  Finisar Corporation

  •
  II-VI Incorporated

  •
  JDS Uniphase Corporation; and

  •
  O-Net Communications (Group) Limited

        The data and ratios included the market capitalization of common stock plus total debt less cash and equivalents (referred to as "Enterprise Value") of the Selected Companies as multiples of revenues and earnings before interest expense, income taxes, depreciation, and amortization (referred to as "EBITDA") for calendar year 2015, and the ratios of the current share prices of the Selected Companies to the earnings per share (referred to as "EPS") estimated for the Selected Companies for calendar year 2015 (in each case, as available from Bloomberg and research analyst reports, as applicable).

        The following table presents the multiples implied by the ratio of Enterprise Value to calendar year 2015 revenues and EBITDA, and the ratio of price per share to estimates of EPS for calendar year 2015. The information in the table is based on the closing stock prices of the Selected Companies on November 17, 2014.

Selected Companies Multiples
	Low	Mean	Median	High
Enterprise Value as a multiple of:
CY2015E Revenue	0.9x	1.3x	1.1x	2.1x
CY2015E EBITDA	4.6x	6.7x	6.7x	9.2x
Price as a multiple of CY2015E EPS	7.5x	12.6x	12.9x	17.7x

        Based upon the information presented in the table above, Cowen's experience in the optical components industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per share of Oplink Common Stock based on a range of 1.0x to 1.3x Enterprise Value / CY2015E Revenue multiples, 5.5x to 7.5x Enterprise Value / CY2015E EBITDA multiples and 11.0x to 14.0x price per share to EPS ratios, in each case, compared to the Offer Price of $24.25 per share of Oplink Common Stock.

	Reference Multiple Range	Implied Value per Share
Enterprise Value as a multiple of:
CY2015E Revenue	1.0x - 1.3x	$21.28 - $25.19
CY2015E EBITDA	5.5x - 7.5x	$20.65 - $25.15
Price as a multiple of CY2015E EPS	11.0x - 14.0x	$18.13 - $23.08

        Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to Oplink. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies and Oplink to which they are being compared.

        Analysis of Selected Transactions.    Cowen reviewed the financial terms, to the extent publicly available, of 26 transactions (referred to as the "Selected Transactions") involving the acquisition of companies in the optical components industry, which were announced or completed since January 2007. These transactions and the dates announced were:

Month and Year Announced	Acquiror	Target
October 2014	NeoPhotonics Corporation	EMCORE Corporation (narrow linewidth tunable laser product line)(2)
January 2014	Finisar Corporation	u2t Photonics AG(2)
October 2013	II-VI Incorporated	Oclaro Technology Limited (fiber amplifier and micro-optics business)(2)
September 2013	II-VI Incorporated	Oclaro Technology Limited (Zurich gallium arsenide laser diode business)(2)
April 2013	Avago Technologies	CyOptics, Inc.(2)
January 2013	NeoPhotonics Corporation	Lapis Semiconductor Co., Ltd.
(semiconductor optical components unit)
December 2012	Exotic Electro-Optics, Inc.	LightWorks Optics, Inc.(2)
July 2012	Finisar Corporation	RED-C Optical Networks, Inc.
March 2012	Sumitomo Electric Device Innovations USA, Inc.	EMCORE Corporation (VCSEL and VCSEL-enabled fiber optic transceiver technology and assets)(2)
March 2012	Oclaro, Inc.	Opnext, Inc.
October 2011	Eurazeo SA	3S Photonics SA(2)
September 2011	NeoPhotonics Corporation	Santur Corporation(2)
May 2011	IDEX Corporation	CVI Melles Griot(2)
March 2011	Finisar Corporation	Ignis ASA
November 2010	Ignis ASA	SmartOptics AS(2)
October 2010	Francisco Partners	Source Photonics Inc.(2)
July 2010	Oclaro, Inc.	Mintera Corporation(2)
December 2009	Oclaro, Inc.	Xtellus, Inc.
July 2008	Opnext, Inc.	StrataLight Communications, Inc.
May 2008	Finisar Corporation	Optium Corporation
January 2008	JDS Uniphase Corporation	Westover Scientific Inc. (fiber optic division)(2)
December 2007	EMCORE Corporation(1)	Intel Corporation (telecom portion of optical platform division)
May 2007	Emerson Electric Co.	Stratos International, Inc.(2)
April 2007	Oplink Communications, Inc.	Optical Communication Products, Inc.
February 2007	JDS Uniphase Corporation	Picolight, Inc.(2)
January 2007	MRV Communications, Inc.	Fiberxon, Inc.

(1)
Transaction excluded from the low, mean, median and high Enterprise Value to LTM Revenue (as defined below) multiples summarized below because such multiples were not available for this transaction.

(2)
Transactions excluded from the low, mean, median and high Enterprise Value to NTM Revenue (as defined below) multiples summarized below because such multiples were not available for these transactions.

        Cowen reviewed the Enterprise Value paid in the Selected Transactions as a multiple of latest twelve months (referred to as "LTM") revenues (referred to as "LTM Revenue") and next twelve months (referred to as "NTM") revenues (referred to as "NTM Revenue"). The following table presents, for the periods indicated, the multiples implied by the ratio of Enterprise Value to LTM Revenue and NTM Revenue for the Selected Transactions.

Selected Transactions Multiples
	Low	Mean	Median	High
Enterprise Value as a multiple of:
LTM Revenue	0.4x	1.5x	1.3x	3.3x
NTM Revenue	0.3x	1.2x	1.1x	2.2x

        Based upon the information presented in the table above, Cowen's experience in the optical components industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per share of Oplink Common Stock based on a range of 1.0x to 1.4x Enterprise Value / LTM Revenue multiples and 0.9x-1.3x Enterprise Value / NTM Revenue multiples, in each case, compared to the Offer Price of $24.25 per share of Oplink Common Stock.

	Reference Multiple Range	Implied Value per Share
Enterprise Value as a multiple of:
LTM Revenue	1.0x - 1.4x	$18.72 - $22.98
NTM Revenue	0.9x - 1.3x	$19.81 - $24.96

        Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the transaction, and none of the companies in those transactions is directly comparable to Oplink. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Oplink to which they are being compared.

        Discounted Cash Flow Analysis.    Cowen estimated a range of values for Oplink Common Stock based upon the discounted present value of the projected unlevered after-tax cash flow of Oplink using the Free Cash Flow Projections for the five fiscal years ended June 30, 2015 through June 30, 2019, and the terminal value of Oplink based on multiples of Adjusted EBITDA for the forecasted fiscal year ended June 30, 2020. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with, the management of Oplink. In performing this analysis, Cowen utilized discount rates ranging from 11.0% to 15.0%, which were selected based on the estimated weighted average cost of capital of the Selected Companies. Cowen utilized terminal multiples of EBITDA ranging from 5.5x to 7.5x, which range was selected by Cowen in its professional judgment and based on the multiples of EBITDA observed for the Selected Companies.

        Utilizing this methodology, the implied value per share of Oplink Common Stock ranged from $19.92 to $25.66 per share, compared to the Offer Price of $24.25 per share of Oplink Common Stock.

        Leveraged Buyout Analysis.    Cowen performed an analysis of the theoretical consideration that could be paid in an acquisition of Oplink by a financial buyer having certain rate of return criteria, considering capital structures typically employed by financial buyers. For the purposes of this analysis, based on its experience and judgment and consideration of data deemed relevant, Cowen assumed:

  •
  acquisition financing could be obtained in the bank finance markets at the time of acquisition in amounts representing senior debt of 4.5x of EBITDA for the LTM ending September 28, 2014 (representing approximately $129.2 million);

  •
  target internal required rate of return in the range of 20.2% to 30.7% on invested equity held over a typical hold period, based on the mid-point of the exit multiple range as described below; and

  •
  an exit multiple range of 5.5x to 7.5x of the forecasted Adjusted EBITDA for the fiscal year ending June 30, 2020, which range was selected by Cowen in its professional judgment and based on the multiples of EBITDA observed for the Selected Companies.

        Based on Oplink's 11/13 Projections for the Six Fiscal Years Ending 2020 and also based on the mid-point of the exit multiple ranges referenced above, Cowen estimated the theoretical consideration per share of Oplink Common Stock that could be paid in an acquisition of Oplink by a financial buyer having the foregoing rate of return requirements to be of $18.50 to $20.50, compared to the Offer Price of $24.25 per share of Oplink Common Stock.

        A leveraged buyout analysis relies on a number of assumptions, including financing terms, debt repayment and transaction fees, among others. Accordingly, the valuations derived from the leveraged buyout analysis are not necessarily indicative of Oplink's present or future value or results.

        The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Oplink. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Oplink, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Board in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

        Cowen was selected by Oplink to render an opinion to the Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of Oplink for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of Cowen's opinion, Cowen has served, since July 2014, as financial advisor to Oplink in connection with the potential sale of the Oplink Connected business and other matters and has received or expects to receive fees for the rendering of such services of up to $1.4 million in the aggregate.

        In the two years preceding the date of Cowen's opinion, Cowen has not received fees for financial advisory or investment banking services from Parent or any other party to the Contemplated

Transactions. Cowen and its affiliates may in the future provide commercial and investment banking services to Oplink and Parent and may receive fees for the rendering of such services. The issuance of Cowen's opinion was approved by Cowen's Fairness Opinion Review Committee.

        Pursuant to the engagement letter between Cowen and Oplink, if the Offer is consummated, Cowen will be entitled to receive a transaction fee of approximately $4.4 million. Oplink has also agreed to pay a fee of $700,000 to Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Oplink has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys' fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm's length between Oplink and Cowen, and the Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offer.

Projected Financial Information

        Oplink does not, as a matter of course, prepare forecasts or projections as to its future financial performance, earnings or other results, nor does it publicly disclose forecasts or projections (other than quarterly guidance) as to future performance, earnings or other results due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections. However, we have presented financial projections below that were prepared by management, solely for purposes of evaluating and negotiating a potential acquisition of Oplink, that reflect an assessment of prospects and risks related to estimated future revenues and other industry, market and product related factors. These financial projections were not generated for external use. To the extent noted below and in "Item 4. The Solicitation or Recommendation—Background of the Offer", these financial projections were made available to Cowen and the Board in connection with the evaluation of the transactions contemplated by the Merger Agreement and to Parent and Purchaser in connection with their due diligence review of Oplink.

        These financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles ("GAAP"). In addition, these projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. These financial projections do not comply with generally accepted accounting principles. The summary of these financial projections is not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to Cowen and the Board to evaluate the transactions contemplated by the Merger Agreement and to Parent and Purchaser in connection with its due diligence review of Oplink. These financial projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

        These financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management. Important factors that may affect actual results and result in such projections not being achieved include, but are not limited to risks and uncertainties pertaining to Oplink's business, including those risks and uncertainties detailed in Oplink's public periodic filings with the SEC. In addition, these financial projections may be affected by Oplink's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions, upon which the financial projections were based, necessarily involve judgments with respect to, among other things, future business, economic, competitive, regulatory, financial and market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Oplink's control. The financial projections also reflect assumptions as to certain business decisions that are subject to change. The financial projections do not give effect to the Offer and the Merger or alterations that Oplink's management or Board may make to Oplink's operations or strategy after the completion of the Offer and the Merger.

        Accordingly, there can be no assurance that these projections will be realized, and actual results may vary materially from those shown. The inclusion of these financial projections in this Schedule 14D-9 should not be regarded as an indication that any of Oplink, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the financial projections necessarily predictive of actual future events, and these financial projections should not be relied upon as such. None of Oplink, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from these financial projections, and Oplink undertakes no obligation to update or otherwise revise or reconcile these financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying these projections are shown to be in error. None of Oplink, or, to the knowledge of Oplink, Parent or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of Oplink or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Oplink compared to the information contained in these financial projections or that projected results will be achieved. Oplink has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these financial projections.

  8/21 PROJECTIONS FOR FISCAL YEAR 2015

        Oplink's management prepared financial projections specifically for Molex for the fiscal year ended June 30, 2015. These projections were furnished to representatives of Molex in a meeting held on August 21, 2014 at Molex's Fiber Optic Business Unit in Downers Grove, Illinois. We refer to these projections as the "8/21 Projections for Fiscal Year 2015". These financial projections are summarized in the following table:

(in thousands)	Fiscal Year 2015
Net Sales	$228,817
Adjusted Gross Profit (1)	75,510
Adjusted Income from Operations (2)	30,310
Plus Depreciation and Amortization	9,000
Adjusted EBITDA (3)	$39,310
Adjusted Net Income (4)	$24,918

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        The 8/21 Projections for Fiscal Year 2015 assumed revenue growth driven by the addition of a few major datacom customers, continued expansion in the datacom business, and new product revenue and participation in the fast growing transceiver market. The 8/21 Projections for Fiscal Year 2015 assumed improved gross margins driven by operating leverage, productivity improvements with semi-automation, cost reductions by deepening vertical integration and the introduction of differentiating new products.

  9/16 PROJECTIONS FOR THE FIVE FISCAL YEARS ENDING 2019

        Oplink's management subsequently prepared updated financial projections covering fiscal year 2015 and new financial projections for fiscal years 2016, 2017, 2018 and 2019. These projections were furnished to representatives of Molex one day prior to a meeting between representatives of Oplink and representatives of Molex held at Oplink's headquarters in Fremont, California on September 17, 2014. We refer to these projections as the "9/16 Projections for the Five Fiscal Years Ending 2019". These projections are summarized in the following table:

	Fiscal Year
(in thousands)	2015	2016	2017	2018	2019
Net Sales	$228,817	$286,021	$348,946	$411,756	$485,873
Adjusted Gross Profit (1)	75,510	100,107	125,621	152,350	179,773
Adjusted Income from Operations (2)	23,510	39,107	51,621	66,349	77,773
Plus Depreciation and Amortization	9,000	11,250	13,725	16,196	19,111
Adjusted EBITDA (3)	$32,510	$50,357	$65,346	$82,545	$96,884
Adjusted Net Income (4)	$19,208	$32,082	$42,985	$55,734	$66,787

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        The 9/16 Projections for the Five Fiscal Years Ending 2019 assumed annual revenue growth higher than the industry projected growth rate due to major customer wins, growth of the datacom business, new product revenue in ROADM and the 100G market, and gaining market share in Oplink's core business. The gross margins in the 9/16 Projections for the Five Fiscal Years Ending 2019 assumed improved operating leverage, productivity improvements with semi-automation, cost reductions by deepening vertical integration and the introduction of differentiating new products. The operating incomes in the 9/16 Projections for the Five Fiscal Years Ending 2019 assumed gross margin improvement and improved operating leverage as total operating expenditures increased at a slower pace than revenue growth. The differences in projected Adjusted EBITDA and projected Adjusted Net Income for fiscal year 2015 for these projections, as compared to the 8/21 Projections for Fiscal Year 2015, reflect, in part, adjustments to the research and development, or "R&D", expense estimates in the projections. Following internal review and discussion at Oplink, Oplink management determined that the R&D expense estimate should be increased for fiscal year 2015 in order to achieve estimated growth for fiscal years 2016 through 2019 reflected in the projections.

  9/29 PROJECTIONS FOR THE FIVE FISCAL YEARS ENDING 2019

        Oplink's management subsequently prepared a set of financial projections for presentation to the Board at its meeting on September 29, 2014 that covered fiscal years 2015, 2016, 2017, 2018 and 2019. These projections reflected "base case," "best case" and "downside case" scenarios, and are referred to as the "Base Case Projections," "Best Case Projections" and "Downside Case Projections". These projections are summarized in the following tables:

  Base Case Projections

	Fiscal Year
(in thousands)	2015	2016	2017	2018	2019
Net Sales	$228,817	$263,140	$294,716	$327,135	$359,849
Adjusted Gross Profit (1)	73,221	78,942	88,415	101,412	115,152
Adjusted Income from Operations (2)	25,628	28,945	29,287	35,985	43,777
Plus Depreciation and Amortization	9,000	10,350	11,592	12,867	14,153
Adjusted EBITDA (3)	$34,628	$39,295	$40,879	$48,852	$57,930
Adjusted Net Income (4)	$20,902	$23,556	$24,671	$30,164	$36,553

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        The Base Case Projections assumed revenue growth from the growth of the datacom business, new product revenue in ROADM, the wireless backhaul business and the 100G market. However, the revenue growth rate is lower than in the 9/16 Projections for the Five Fiscal Years Ending 2019. The gross margin in the Base Case Projections assumed improved operating leverage, productivity improvements with semi-automation, cost reductions by deepening vertical integration, the introduction of differentiating new products and lower gross margins than the 9/16 Projections for the Five Fiscal Years Ending 2019. The operating incomes in the Base Case Projections assumed gross margin improvement and improved operating leverage as total operating expenditures increased at a slower pace than revenue growth.

  Best Case Projections

	Fiscal Year
(in thousands)	2015	2016	2017	2018	2019
Net Sales	$228,817	$286,021	$348,946	$411,756	$485,873
Adjusted Gross Profit (1)	75,510	97,247	125,621	152,350	179,773
Adjusted Income from Operations (2)	28,510	36,247	51,621	66,350	77,773
Plus Depreciation and Amortization	9,000	11,250	13,725	16,195	19,111
Adjusted EBITDA (3)	$37,510	$47,497	$65,346	$82,545	$96,884
Adjusted Net Income (4)	$23,208	$29,765	$42,985	$55,734	$66,787

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        The Best Case Projections were substantially similar to the 9/16 Projections for the Five Fiscal Years Ending 2019, but with a lower R&D spending for fiscal year 2015 and lower gross margins for fiscal year 2016.

  Downside Case Projections

	Fiscal Year
(in thousands)	2015	2016	2017	2018	2019
Net Sales	$224,731	$242,710	$254,845	$254,845	$275,233
Adjusted Gross Profit (1)	69,667	75,240	79,002	73,905	86,698
Adjusted Income from Operations (2)	22,667	24,240	25,002	17,905	28,698
Plus Depreciation and Amortization	9,000	10,215	11,747	13,509	15,536
Adjusted EBITDA (3)	$31,667	$34,455	$36,749	$31,414	$44,234
Adjusted Net Income (4)	$18,533	$19,792	$20,642	$14,029	$25,074

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        The Downside Case Projections assume that revenue growth is single digit or zero and lower than the industry expected growth rate.

  10/6 PROJECTIONS FOR FISCAL YEAR 2015

        Oplink's management subsequently prepared an update to the financial projections for the fiscal year ended June 30, 2015 that was reviewed by the Board on October 1, 2014. During a meeting held on October 6, 2014, representatives of Oplink discussed with representatives of Molex these updated financial projections. These financial projections subsequently were furnished by representatives of Oplink to representatives of Molex on October 7, 2014. We refer to these projections as the "10/6 Projections for Fiscal Year 2015". These financial projections are summarized in the following table:

(in thousands)	Fiscal Year 2015
Net Sales	$236,200
Adjusted Gross Profit (1)	74,386
Adjusted Income from Operations (2)	26,793
Plus Depreciation and Amortization	9,000
Adjusted EBITDA (3)	$35,793
Adjusted Net Income (4)	$21,834

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        Differences in projected Net Sales, Adjusted Gross Profit, Adjusted EBITDA and Adjusted Net Income for fiscal year 2015 for these projections, as compared to the 8/21 Projections for Fiscal Year

2015 and the 9/16 Projections for the Five Fiscal Years Ending 2019, reflect preliminary financial results for the first quarter of fiscal year 2015 that had become available to Oplink management, as well as additional adjustments to the R&D expense estimates in the projections.

  11/13 PROJECTIONS FOR THE SIX FISCAL YEARS ENDING 2020

        Oplink's management subsequently prepared an updated set of financial projections for presentation to the Board at its meeting on November 13, 2014 that covered fiscal years 2015, 2016, 2017, 2018, 2019 and 2020. The Board reviewed the fiscal year 2015 projections at a meeting on November 10, 2014 and then again, along with the projections for the remaining years, at the November 13, 2014 meeting. These projections, which we refer to as the "11/13 Projections for the Six Fiscal Years Ending 2020," were approved by the Board at its meeting on November 13, 2014 and furnished to Oplink's financial advisor for purposes of its financial analyses and opinion, but were not made available to Parent other than for fiscal year 2015, which were provided to representatives of Molex on November 10, 2014. They are summarized in the following table:

	Fiscal Year
(in thousands)	2015	2016	2017	2018	2019	2020
Net Sales	$244,638	$263,140	$294,716	$327,135	$359,849	$377,841
Adjusted Gross Profit (1)	79,505	84,205	94,309	101,412	115,152	120,909
Adjusted Income from Operations (2)	32,245	34,208	35,181	35,985	43,777	45,965
Plus Depreciation and Amortization	9,878	10,350	11,592	12,867	14,154	14,862
Adjusted EBITDA (3)	$42,123	$44,558	$46,773	$48,852	$57,931	$60,827
Adjusted Net Income (4)	$27,578	$27,766	$29,504	$30,164	$36,553	$38,348

(1)
Gross profit, adjusted to exclude (a) stock-based compensation and (b) amortization of intangibles.

(2)
Income from operations, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(3)
Earnings before interest, taxes, depreciations and amortization, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(4)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

        The 11/13 Projections for the Six Fiscal Years Ending 2020 were updated versions of the Base Case Projections, and reflected, in respect of revenue growth for fiscal year 2015, increased visibility of the fiscal year forecast, delivery capability and actual booking, including certain transceivers, ROADM products, and various components, as well as a bottom up analysis of second quarter of fiscal year 2015 revenue, gross margins and expenses and an increase in gross margin from higher revenue and higher utilization. Fiscal years 2016 and 2017 changes were in line with fiscal year 2015 and reflect an increase to gross margin.

  11/13 FREE CASH FLOW FOR SIX FISCAL YEARS ENDING 2020

        Oplink's management prepared a set of financial projections of free cash flow that were derived from the 11/13 Projections for the Six Fiscal Years Ending 2020. These projections, which we refer to as the "Free Cash Flow Projections," were furnished to Oplink's financial advisor for purposes of its financial analyses and opinion. The Free Cash Flow Projections are summarized in the table below:

	Fiscal Year
(in thousands)	2015	2016	2017	2018	2019	2020
Adjusted Net Income (1)	$27,578	$27,766	$29,504	$30,164	$36,553	$38,348
Adjusted Net Cash Provided by Operating Activities (2)	29,656	30,222	32,255	33,217	39,912	41,875
Less Purchases of P,P&E	10,800	13,157	14,736	16,357	17,992	18,892
After-Tax Free Cash Flow	$18,857	$17,065	$17,519	$16,860	$21,920	$22,983
Unlevered After-Tax Free Cash Flow	$18,416	$16,665	$16,863	$16,204	$21,263	$22,326

(1)
Net income, adjusted to exclude (a) stock-based compensation, (b) amortization of intangibles, and (c) for fiscal year 2015 only, (i) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (ii) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

(2)
Net cash provided by operating activities, adjusted to exclude, for fiscal year 2015 only (a) an estimated net loss of $6.2 million from discontinued operations (i.e., the Oplink Connected business) and (b) legal, advisory and other expenses related to shareholder activism, the evaluation of strategic alternatives for Oplink, the transaction with Parent and Molex and associated matters.

Intent to Tender

        To Oplink's knowledge, after making reasonable inquiry, all of Oplink's executive officers, directors and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Oplink has retained Cowen as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Cowen by Oplink is set forth in "Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC" and is hereby incorporated by reference in this Item 5.

        Except as set forth above, neither Oplink nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of Oplink with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with Oplink's employee benefit plans, no transactions with respect to the Shares have been effected by Oplink or, to the knowledge of Oplink, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Oplink is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, Shares by Oplink, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Oplink or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Oplink or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of Oplink. Pursuant to the Merger Agreement, Oplink has agreed that it will not declare or pay any dividends. Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this paragraph.

Item 8.    Additional Information.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Joseph Liu, Peter Lee, Shirley Yin, River Gong and Stephen Welles (together, our "Named Executive Officers") that is based on or otherwise relates to the Offer and the Merger. The table below reflects the compensation and benefits that will or may be paid or provided to each of the Named Executive Officers in connection with the Merger in the circumstances described below and as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Oplink and its Executive Officers, Directors and Affiliates", which is incorporated herein by reference. Severance payments have been calculated based on the Named Executive Officer's current base salary. Regardless of the manner in which a Named Executive Officer's employment terminates, the Named Executive Officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.

        Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that the Effective Time and a qualifying termination of employment will occur on December 23, 2014 and all equity awards will remain outstanding immediately prior to the Effective Time.

GOLDEN PARACHUTE COMPENSATION

Name	Cash (1)		Equity (2)		Pension / NQDC	Perquisites / Benefits (3)	Tax Reimbursement	Other	Total
Joseph Liu	$368,000		$2,500,375	(4)	—	$18,865	—	—	$2,887,240
Peter Lee	$300,000		$681,950	(4)	—	$25,960	—	—	$1,007,910
Shirley Yin	$300,000		$591,013	(4)	—	—	—	—	$891,013
River Gong	$522,575	(5)	$504,663	(4)	—	$13,493	—	—	$1,040,731
Stephen Welles	$300,000		$591,013	(4)	—	—	—	—	$891,013

(1)
Pursuant to the terms of the Corporate Event Agreement entered into between each Named Executive Officer and Oplink, upon a termination of employment as the result of an "Involuntary Termination Without Cause" (as such term is defined in the Corporate Event Agreement) or a "Voluntary Termination With Good Reason" (as such term is defined in the Corporate Event Agreement), and in either case, if such termination occurs within the period beginning three (3)

  months prior to and ending thirteen (13) months following a "Corporate Event" (as such term is defined in the Corporate Event Agreement and will include the transactions contemplated by the Merger Agreement) (such termination, a "Qualifying Termination"), then subject to the Named Executive Officer signing and not revoking a separation agreement and release of claims in favor of Oplink, the Named Executive Officer will be entitled to receive a lump sum cash severance payment equal to one (1) year's annual base salary (or in the case of Ms. Gong, one (1) year's base salary plus an amount equal to the total sales commissions earned by Ms. Gong in the previous fiscal year) (both, double-trigger arrangements).

(2)
Pursuant to the terms of the Corporate Event Agreement entered into between each Named Executive Officer and Oplink, upon a Qualifying Termination and subject to the Named Executive Officer signing and not revoking a separation agreement and release of claims in favor of Oplink, the vesting of all outstanding stock options held by Mr. Liu and equity awards held by Ms. Yin and Mr. Welles will accelerate in full, and the vesting of all outstanding equity awards held by Ms. Gong and Mr. Lee will accelerate as to that portion of the equity award that would normally vest over the twelve (12) month period following the Qualifying Termination (both, double-trigger arrangements). All Company Options (whether vested or unvested) and Company RSUs will be cancelled in connection with the Merger in exchange for an Option Payment or RSU Payment, as applicable (a single-trigger arrangement). Please see Footnote 4 for additional information on this benefit.

(3)
Pursuant to the terms of the Corporate Event Agreement entered into between each Named Executive Officer and Oplink, upon a Qualifying Termination and subject to the Named Executive Officer signing and not revoking a separation agreement and release of claims in favor of Oplink, Oplink will reimburse the Named Executive Officer for group health insurance benefits coverage for up to twelve (12) months (a double-trigger arrangement) provided that the individual timely elects continued group health coverage under COBRA and otherwise qualifies for continued coverage. Ms. Yin and Mr. Welles do not participate in Oplink's health plans and therefore are not eligible for these benefits.

(4)
The values in this column include value attributed to both unvested Company Options and outstanding Company RSUs. The value of unvested Company Options was calculated based on (i) the number of unvested Company Options, multiplied by (ii) the difference between the Merger Consideration of $24.25 and the exercise price of the Company Option (and is reflected in the table below under the heading "Option Payments for Unvested Company Options"). The value of the Company RSUs was based on (i) the number of outstanding Company RSUs, multiplied by (ii) the Merger Consideration of $24.25 (and is reflected in the table below under the heading "RSU Payments for Outstanding Company RSUs"). The following table further quantifies these amounts (assuming the Merger is completed on December 23, 2014):

Name	Shares Subject to Unvested Company Options	Option Payments for Unvested Company Options	Number of Outstanding Company RSUs	RSU Payments for Outstanding Company RSUs	Total
Joseph Liu	87,500	$681,625	75,000	$1,818,750	$2,500,375
Peter Lee	17,500	$136,325	22,500	$545,625	$681,950
Shirley Yin	17,500	$136,325	18,750	$454,688	$591,013
River Gong	8,750	$68,163	18,000	$436,500	$504,663
Stephen Welles	17,500	$136,325	18,750	$454,688	$591,013
(5)
Pursuant to the terms of Ms. Gong's Corporate Event Agreement, in the event of a Qualifying Termination, Ms. Gong will receive one (1) year's annual base salary plus an amount equal to the total sales commissions earned by Ms. Gong in the previous fiscal year (please see Footnote 1 for additional details on this benefit). For purposes of determining Ms. Gong's cash payment, her annual base salary is $240,000 and the total sales commissions earned by Ms. Gong in the previous fiscal year is $282,575.

        For more information relating to these arrangements, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Oplink and its Executive Officers, Directors and Affiliates".

Stockholder Approval Not Required

        If the Offer is consummated, the approval of Oplink's remaining stockholders will not be required to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by Parent, Oplink or any of their respective wholly owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Oplink's stockholders, in accordance with Section 251(h) of the DGCL.

State Takeover Laws

        As a Delaware corporation, Oplink is subject to Section 203 of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders (and not by written consent) by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

        A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. Oplink has not made such an election. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation's outstanding voting stock.

        The Board has taken all action necessary to exempt the Merger Agreement and the Contemplated Transactions from the restrictions on business combinations set forth in Section 203 of the DGCL.

Regulatory Approvals

        Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination," or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Parent advised Oplink that it filed a Premerger Notification and Report Form ("Premerger Notification") under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 21, 2014. Oplink expects to file a Premerger Notification with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger after commencement of the Offer. The required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City time, on December 8, 2014, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or Oplink. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Oplink does not believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Oplink is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent's or Purchaser's acquisition or ownership of the Shares.

Notice of Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the "Court of Chancery") and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which the Shares are irrevocably accepted for purchase pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to Oplink at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform Oplink of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of Oplink who delivered a written demand to Oplink pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Oplink Communications, Inc., 46335 Landing Parkway, Fremont, CA 94538, attention: General Counsel and Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depositary nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee, and must identify the depositary nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depositary nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Oplink is under no obligation to and has no present intention to file a petition and holders should not assume that Oplink will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the

Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

        After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter's exclusive remedy.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although Oplink believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Oplink anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and Oplink reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to the Company a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the Offer Price within 60 days after the Effective Time.

        If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of Oplink's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Oplink desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Statement.

Litigation

        None.

Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

        For additional information regarding the business and financial results of Oplink, please see the following documents that have been filed by Oplink with the SEC, each of which is incorporated herein by reference:

  •
  Oplink's Annual Report on Form 10-K for the year ended June 29, 2014, filed on September 15, 2014, as amended, on October 30, 2014;

  •
  Oplink's Quarterly Report on Form 10-Q for the three-month period ended September 28, 2014, filed on November 7, 2014; and

  •
  Oplink's Current Reports on Form 8-K filed with the SEC on August 15, 2014, August 19, 2014, August 28 and November 19, 2014.

Cautionary Note Regarding Forward-Looking Statements.

        Except for the historical information presented herein, certain statements contained in, or incorporated by reference in, this Schedule 14D-9, may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words "future", "anticipate", "potential", "believe", "may", "could", "would", "might", "possible", "will", "should", "expect" or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Oplink stockholders will tender their shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Contemplated Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Contemplated Transactions; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of Oplink's control; transaction costs; as well as risks discussed from time to time in Oplink's public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Report on Form 10-Q. Oplink disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 24, 2014. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on November 24, 2014, by Parent and Purchaser (the "Schedule TO")).†
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).†
(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).†
(a)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).†
(a)(5)	Joint Press Release of Oplink and Parent, dated November 19, 2014 (incorporated by reference to Exhibit 99.1 to Oplink's Current Report on Form 8-K filed on November 19, 2014).
(a)(6)	Opinion of Cowen and Company, LLC, dated November 18, 2014 (included as Annex I hereto).†
(e)(1)
Agreement and Plan of Merger, dated as of November 18, 2014, among Parent, Purchaser and Oplink (incorporated by reference to Exhibit 2.1 to Oplink's Current Report on Form 8-K filed on November 19, 2014).
(e)(2)
Form of Tender and Support Agreement, dated as of November 18, 2014, by and among Parent, Purchaser and certain directors of Oplink (incorporated by reference to Exhibit 2.2 to Oplink's Current Report on Form 8-K filed on November 19, 2014).
(e)(3)	2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to Oplink's registration statement on Form S-1/A filed on August 1, 2000).
(e)(4)	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.9 to Oplink's registration statement on Form S-8 filed on February 2, 2010).
(e)(5)	2009 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 to Oplink's registration statement on Form S-8 filed on February 2, 2010).
(e)(6)
Form of Indemnity Agreement between Oplink and each of its directors and executive officers (incorporated by reference to Exhibit 10.31 to Oplink's registration statement on Form S-1/A filed on September 9, 2000).
(e)(7)	Executive Corporate Event Agreement, dated March 21, 2003, between Oplink and Joseph Y. Liu (incorporated by reference to Exhibit 10.4 to Oplink's Quarterly Report on Form 10-Q filed on May 13, 2003).
(e)(8)	Form of Executive Corporate Event Agreement for Executive Officers (incorporated by reference to Exhibit 10.4 to Oplink's Current Report on Form 8-K filed on September 4, 2008).
(e)(9)
First Amendment to Executive Corporate Event Agreement between Oplink and Joseph Y. Liu (incorporated by reference to Exhibit 10.12 to Oplink's Quarterly Report on Form 10-Q filed on February 11, 2011).
(e)(10)	Form of First Amendment to Executive Corporate Event Agreement for Executive Officers (incorporated by reference to Exhibit 10.13 to Oplink's Quarterly Report on Form 10-Q filed on February 11, 2011).

Exhibit No.	Description
(e)(11)	Form of Second Amendment to Executive Corporate Event Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to Oplink's Current Report on Form 8-K filed on August 31, 2011).
(e)(12)	Form of Third Amendment to Executive Corporate Event Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to Oplink's Current Report on Form 8-K filed on August 15, 2014).
(g)	Not applicable
Annex I	Opinion of Cowen and Company, LLC
Annex II	Delaware Appraisal Rights Statute (Section 262 of the DGCL)

†
Included in materials mailed to stockholders of Oplink.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oplink Communications, Inc.
	By:	/s/ STEPHEN M. WELLES
		Name:	Stephen M. Welles
		Title:	Senior Vice President and General Counsel
Dated: November 24, 2014

Annex I

November 18, 2014
Board of Directors Oplink Communications, Inc. 46335 Landing Pkwy Fremont, CA 94538 Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.001 per share (the "Company Common Stock"), of Oplink Communications, Inc. (the "Company") of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 18, 2014 (the "Agreement"), by and among Koch Industries, Inc. ("Acquirer"), Koch Optics, Inc. ("Merger Sub") and the Company.

As more specifically set forth in the Agreement, (i) Merger Sub will commence a tender offer (the "Offer") to purchase all of the outstanding shares of Company Common Stock at a price of $24.25 per share in cash (the "Consideration"), and (ii) following the consummation of the Offer, it is contemplated that Merger Sub will merge with and into the Company (the "Merger", and together with the Offer, the "Transaction") and each issued and outstanding share of Company Common Stock not tendered in the Offer, other than those shares of Company Common Stock which are not being converted into the right to receive the Consideration under the Agreement, will be converted into the right to receive the Consideration.

Cowen and Company, LLC ("Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company (the "Engagement Letter"), dated as of September 15, 2014, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for providing this opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this opinion Cowen has served, since July 2014, as a financial advisor to the Company in connection with an unrelated transaction and other matters and expects to receive fees for the rendering of such services. In the two years preceding the date of this opinion Cowen has not had a material relationship with Acquirer or any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.
In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
• a draft of the Agreement dated November 18, 2014;
• certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the Company management;
• certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the "Company Forecasts"), prepared by the management of the Company;

•

discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

• certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;
• the reported price and trading histories of the shares of Company Common Stock as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;
• certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•

based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples we deemed appropriate;

•

the implied purchase price for the shares of Company Common Stock in a leverage buyout of the Company based on the Company Forecasts and assumptions we deemed appropriate regarding indebtedness incurred, required rates of return for investors and exit multiples we deemed appropriate; and

• such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of Company management as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. We have further relied upon the Company's representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts provide a reasonable basis for our opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion does not address any legal, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our opinion addresses only the fairness, from a financial point of view, of the Consideration to be received by the stockholders of the Company pursuant to the Agreement.

We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company (solely in its capacity as such) in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. However this opinion may be reproduced in its entirety in any disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended, provided that the opinion will be reproduced in such disclosure document in full, and any description of or reference to Cowen or summary of the opinion in such disclosure document will be in a form reasonably acceptable to Cowen and its counsel. This letter does not constitute a recommendation to any stockholder of the Company or any other person as to whether such stockholder or such person should tender shares of Company Common Stock in the Offer or take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the Consideration or otherwise. Furthermore, we express no view as to the price or trading range of Company Common Stock at any time.
This opinion was reviewed and approved by Cowen's Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair, from a financial point of view, to such stockholders.

Very truly yours, Cowen and Company, LLC

Annex II

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

        § 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

        (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

        (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

        c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

        d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

        (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

        (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.